NEWS RELEASE

September 17, 2013	Release 08-2013

WESTERN COPPER AND GOLD PROVIDES UPDATE ON CASINO

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to provide an update on the progress being made at its Casino Project located in the Yukon Territory.

PERMITTING

The 2013 field program is now complete. This marks the end of a six year engineering and baseline data collection program to support the Yukon permitting process. The work includes engineering, hydrology, hydrogeology, fisheries research, wildlife surveys and analysis, socio-economic analysis, heritage and archaeology studies and water quality sampling for both the mine site and along the proposed access road.

Preparation of the Project Proposal, for review by the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”), is well advanced and expected to be ready for submission on schedule later this year. Once the project receives positive recommendation from YESAB, licenses can be issued to allow construction and operation of the mine.

Western is continuing to engage First Nation governments about the project and working to ensure that all matters of interest to stakeholders are reflected in the Project Proposal. Meetings also continue to be held with Yukon and Federal Government agencies to review aspects of the proposed project that require their approval.

ENGINEERING

Engineering on the Casino project has advanced in preparation for formal initiation of basic and detailed engineering in 2014. More detailed planning and scheduling on the access road and airstrip were key aspects of the work completed since the issue of the Feasibility Study in January.

Discussions continued with the Alaska Industrial Development and Export Authority (“AIDEA”) on the use of the existing concentrate storage and load-out facilities at Skagway, AK to store and load-out Casino concentrates.

POWER SUPPLY

The use of liquefied natural gas (“LNG”) to generate electrical energy continues to be an increasingly attractive power generation option to supply power for the Casino Project and for the Yukon in general.

Western was pleased to see that both Yukon Energy Corporation (“Yukon Energy”) and Yukon Electrical Company Ltd. (“Yukon Electrical”) submitted applications to YESAB earlier this year to generate power from truck-transported LNG. Yukon Energy plans on converting power stations in Whitehorse, YT to LNG and Yukon Electrical will be generating power from LNG in Watson Lake, YT. Both projects are expected to be approved, built, and generating electricity before the end of next year.

Western continues to work with existing and potential suppliers of LNG to develop the best solution for providing LNG to the Casino Project.

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BUDGET

Western Copper and Gold began the third quarter with $29.8 million in cash and short-term investments. These funds should be sufficient for permitting and engineering activities over the next three years when the Company expects to initiate construction of the Casino mine.

“I am very pleased with the progress being made at Casino,” said Dale Corman, Chairman and CEO of Western. “The permitting application is on schedule to be submitted this year, which is in line with the schedule that we presented in the Feasibility Study that anticipates construction beginning in 2016.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim Pelly, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the results of the positive Feasibility Study on Casino; the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; potential upgrade of inferred resource to either measured or indicated mineral resources; the productive mine life of the Casino project; potential expansion and development of the project; timing and amount of estimated future production; environmental approvals; permit applications for road and mine construction; the development schedule for the project; estimated timeframes to obtain permits, complete engineering, road construction, site construction and commercial production phases; ability to secure financing for mine construction and development on acceptable terms; potential increases in costs, timing and complexities of permitting, mine construction and development and ability to secure necessary infrastructure as a result of the remote location of the Company's mineral projects and First Nations consultation requirements; planned mining operations and ore processing; construction of infrastructure, access roads, power supply and distribution network, communications infrastructure, airport, and tailing facilities; annual mine production of ore and waste and waste/ore stripping ratios; power supply for the project; estimated initial and ongoing mill throughput; the process and expectations for metal recovery; estimated metal production over the life of the mine; estimated capital costs; projected future metal prices. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing and obtaining of permitting and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2	TSX: WRN
NYSE MKT: WRN